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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                               Inamed Corporation
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                    453235103
                                 (CUSIP Number)


                               September 23, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

  [   ]   Rule 13d-1(b)
  [ X ]   Rule 13d-1(c)
  [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 453235103

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw Valence Portfolios, L.L.C.
         13-4046559

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A) [ ]
         (B) [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.     SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                         -0-
EACH
REPORTING
PERSON WITH
                          6.     SHARED VOTING POWER
                                 2,286,767

                          7.     SOLE DISPOSITIVE POWER
                                 -0-

                          8.     SHARED DISPOSITIVE POWER
                                 2,286,767

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,286,767

   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.3%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO




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CUSIP NO. 453235103

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw & Co., L.P.
         13-3695715

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A) [ ]
         (B) [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.     SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                         -0-
EACH
REPORTING
PERSON WITH
                          6.     SHARED VOTING POWER
                                 2,447,517

                          7.     SOLE DISPOSITIVE POWER
                                 -0-

                          8.     SHARED DISPOSITIVE POWER
                                 2,447,837

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,447,837

   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.7%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA, PN




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CUSIP NO. 453235103

      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Shaw

      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (A) [ ]
           (B) [ ]

      3.   SEC USE ONLY

      4.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

NUMBER OF         5.     SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                 -0-
EACH
REPORTING         6.     SHARED VOTING POWER
PERSON WITH              2,447,517

                  7.     SOLE DISPOSITIVE POWER
                         -0-

                  8.     SHARED DISPOSITIVE POWER
                         2,447,837

      9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,447,837

      10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

      11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           6.7%

      12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN

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ITEM 1.
     (A)     NAME OF ISSUER:
               Inamed Corporation



     (B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               5540 Ekwill Street
               Suite D
               Santa Barbara, California 93111


ITEM 2.
     (A)     NAME OF PERSON FILING:
               D. E. Shaw Valence Portfolios, L.L.C.
               D. E. Shaw & Co., L.P.
               David E. Shaw


     (B)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               The business address for each reporting person is:
               120 W. 45th Street, Tower 45, 39th Floor
               New York, NY 10036


     (C)     CITIZENSHIP:
               D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
               D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
               David E. Shaw is a citizen of the United States of America.


     (D)     TITLE OF CLASS OF SECURITIES:
               Common Stock, $0.01 par value



     (E)     CUSIP NUMBER:
               453235103


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4.        OWNERSHIP

As of September 30, 2005:

(a) Amount beneficially owned:
    D. E. Shaw Valence Portfolios, L.L.C.:   2,286,767 shares
                                             This is composed of (i) 2,243,967
                                             shares in the name of D. E. Shaw
                                             Valence Portfolios, L.L.C., (ii)
                                             18,600 shares in the name of
                                             D. E. Shaw Valence, L.L.C., and
                                             (iii) 24,100 shares that
                                             D. E. Shaw Valence, L.L.C. has the
                                             right to acquire through the
                                             exercise of listed call options.

    D. E. Shaw & Co., L.P.:                  2,447,837 shares
                                             This is composed of (i) 156,000
                                             shares in the name of D. E. Shaw
                                             Investment Group, L.L.C., (ii)
                                             2,050 shares in the name of
                                             D. E. Shaw Investments, L.P., (iii)
                                             2,700 shares that D. E. Shaw
                                             Investments, L.P. has the right to
                                             acquire through the exercise of
                                             listed call options, (iv) 2,243,967
                                             shares in the name of D. E. Shaw
                                             Valence Portfolios, L.L.C., (v)
                                             18,600 shares in the name of
                                             D. E. Shaw Valence, L.L.C., (vi)
                                             24,100 shares that D. E. Shaw
                                             Valence, L.L.C. has the right to
                                             acquire through the exercise of
                                             listed call options, and (vii) 320
                                             shares under the management of
                                             D. E. Shaw Investment Management,
                                             L.L.C.

    David E. Shaw:                           2,447,837 shares
                                             This is composed of (i) 156,000
                                             shares in the name of D. E. Shaw
                                             Investment Group, L.L.C., (ii)
                                             2,050 shares in the name of
                                             D. E. Shaw Investments, L.P., (iii)
                                             2,700 shares that D. E. Shaw
                                             Investments, L.P. has the right to
                                             acquire through the exercise of
                                             listed call options, (iv) 2,243,967
                                             shares in the name of D. E. Shaw
                                             Valence Portfolios, L.L.C., (v)
                                             18,600 shares in the name of
                                             D. E. Shaw Valence, L.L.C., (vi)
                                             24,100 shares that D. E. Shaw
                                             Valence, L.L.C. has the right to
                                             acquire through the exercise of
                                             listed call options, and (vii) 320
                                             shares under the management of
                                             D. E. Shaw Investment Management,
                                             L.L.C.


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(b) Percent of class:
      D. E. Shaw Valence Portfolios, L.L.C.:   6.3%
      D. E. Shaw & Co., L.P.:                  6.7%
      David E. Shaw:                           6.7%


(c) Number of shares to which the person has:
   (i)   Sole power to vote or to direct the vote:
           D. E. Shaw Valence Portfolios, L.L.C.:          -0- shares
           D. E. Shaw & Co., L.P.:                         -0- shares
           David E. Shaw:                                  -0- shares

   (ii)  Shared power to vote or to direct the vote:
           D. E. Shaw Valence Portfolios, L.L.C.:          2,286,767 shares
           D. E. Shaw & Co., L.P.:                         2,447,517 shares
           David E. Shaw:                                  2,447,517 shares

   (iii) Sole power to dispose or to direct the disposition of:
           D. E. Shaw alence Portfolios, L.L.C.:           -0- shares
           D. E. Shaw & Co., L.P.:                         -0- shares
           David E. Shaw:                                  -0- shares

   (iv)  Shared power to dispose or to direct the disposition of:
           D. E. Shaw Valence Portfolios, L.L.C.:          2,286,767 shares
           D. E. Shaw & Co., L.P.:                         2,447,837 shares
           David E. Shaw                                   2,447,837 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member and investment adviser of D. E. Shaw Investment Group, L.L.C. and
D. E. Shaw Valence Portfolios, L.L.C., the general partner of D. E. Shaw Investments, L.P., and the managing member of D. E. Shaw Valance, L.L.C. and
D. E. Shaw Investment Management, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 2,447,517 shares, and the shared power to dispose or direct the disposition of 2,447,837 shares, the 2,447,837 shares as described above constituting 6.7% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 2,447,837 shares.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
               Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
               Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
               Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP
               Not Applicable

ITEM 10.       CERTIFICATION

By signing below, each of D. E. Shaw Valence Portfolios, L.L.C.,
D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

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                                   SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Stuart Steckler, is attached hereto.

Dated: October 3, 2005


                           D. E. Shaw Valence Portfolios, L.L.C.
                           By: D. E. Shaw & Co., L.P., as managing member

                                 By: /s/ Stuart Steckler
                                     -----------------------------
                                       Stuart Steckler
                                       Managing Director


                           D. E. Shaw & Co., L.P.

                           By: /s/ Stuart Steckler
                               -----------------------------
                               Stuart Steckler
                               Managing Director



                           David E. Shaw

                           By: /s/ Stuart Steckler
                               -----------------------------
                                 Stuart Steckler
                                 Attorney-in-Fact for David E. Shaw